UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 17, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE

In connection with the issuance by Vodafone Group Plc of U.S.$1,500,000,000 4.25% Notes due 2050, Vodafone Group Plc is filing the following documents:

Exhibit List

Exhibit No.	Description
5.1	Opinion of Linklaters LLP
5.2	Opinion of Linklaters LLP
23.1	Consent of Linklaters LLP (included in Exhibit 5.1 to this filing)
23.2	Consent of Linklaters LLP (included in Exhibit 5.2 to this filing)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 17, 2019	By:	/s/ Jamie Stead
	Name:	Jamie Stead
	Title:	Group Treasury Director